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DIGINEX LIMITED

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on July 28, 2025.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

Teleconference –
You can attend the Extraordinary General Meeting of the shareholders of Diginex Limited by teleconference using the following dial-in information:
Telephone access (listen-only):
Within the U.S. and Canada:
1 800-450-7155 (toll-free)
Outside of the U.S. and Canada:
+1 857-999-9155 (standard rates apply)
Conference ID: 8617216#
Shareholders cannot vote at the Extraordinary General Meeting.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

PROXY

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

Please mark your votes like this **X**

Proposal 1: Share Subdivision Proposal – a proposal, by an ordinary resolution, that the Company effect a subdivision of its authorized (issued and unissued) shares, whereby (i) each ordinary share of US$0.00005 par value shall be subdivided into eight (8) ordinary shares of US$0.00000625 par value each and each preferred share of US$0.00005 par value shall be subdivided into eight (8) preferred shares of US$0.00000625 par value each, (ii) all such subdivided ordinary shares and preferred shares shall rank pari passu in all respects with each other (as the case may be) and (iii) any fractional shares as a result of such share subdivision shall be rounded up to the near whole number of shares (collectively, the "Shares Subdivision"), with effect on August 1, 2025, such that the authorized share capital of the Company shall become US$50,000 divided into 7,680,000,000 ordinary shares of par value US$0.00000625 each and 320,000,000 preferred shares of par value US$0.00000625 each (the "Share Subdivision Proposal").

FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal No. 2. M&AA Amendment Proposal - a proposal, by a special resolution, that the Company adopt the second amended and restated memorandum and articles of association of the Company, substantially in the form attached as Annex [A] to the notice of Extraordinary General Meeting and the accompanying proxy statement, in its entirety and in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect, with effect immediately after the Share Subdivision taking effect (the "M&AA Amendment Proposal").

FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal No. 3. Adjournment Proposal – a proposal, by an ordinary resolution, that the extraordinary general meeting be adjourned to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to the Company's shareholders, (ii) in order to solicit additional proxies from the Company's Shareholders in favor of one or more of the proposals at the Extraordinary General Meeting or, (iii) as the chairman of the Extraordinary General Meeting shall deem necessary in his sole and absolute discretion. (the "Adjournment Proposal")

FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**________**2025.**

Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders of DIGINEX LIMITED to be held on July 29, 2025

You can attend the Extraordinary General Meeting of the shareholders of Diginex Limited by teleconference using the following dial-in information:
Telephone access (listen-only):
Within the U.S. and Canada: 1 800-450-7155 (toll-free)
Outside of the U.S. and Canada: +1 857-999-9155(standard rates apply)
Conference ID: 8617216#

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

DIGINEX LIMITED

(INCORPORATED UNDER THE LAWS OF THE CAYMAN ISLANDS)

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated July 7, 2025, in connection with the Extraordinary General Meeting (the "Extraordinary General Meeting" or the "Meeting") of the shareholders of Diginex Limited (the "**Company**") will be held on July 29, 2025 at 10:00 a.m. (Eastern Time) teleconference using the following dial-in information:

Telephone access (listen-only):
Within the U.S. and Canada: 1 800-450-7155 (toll-free)
Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)
Conference ID: 8617216#

The undersigned hereby appoints Miles Pelham as the attorney and proxy of the undersigned, with power to vote all shares of the Company registered in the name provided, which the undersigned is entitled to vote at the Extraordinary General Meeting, and at any adjournments thereof. Without limiting the general authorization hereby given, said proxy is instructed to vote or act as follows on the proposals set forth in this proxy card.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" ALL PROPOSALS AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

(Continued and to be marked, dated and signed on the other side)